
05006366

...n Road, Wood Green, London N22 7TP
...ione: 020 8918 3600

1 March 2005

SEC No. 82-34679

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAR - 8 2005
WASH. D.C. 213 SECTION

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  February 14th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully


PROCESSED
MAR 15 2005
THOMSON FINANCIAL

Helen Grantham
Company Secretary & General Counsel

Encs.

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Notification of Results

RNS Number:5891I
William Hill PLC
14 February 2005

14th February 2005

WILLIAM HILL
Notification of Preliminary Results

William Hill PLC will announce Preliminary results for the 52 weeks ended 28 December 2004 on 2 March 2005.

An analyst briefing will take place at 8.45am for a 9am start at The Lincoln Centre, 18 Lincoln's Inn Fields, London, WC2.

Contacts

William Cullum 020 7404 5959
Deborah Spencer

END
NOREASALFSDSEFE